                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            Esprit Telecom Group plc
         --------------------------------------------------------------
                                (Name of Issuer)

                 Ordinary Shares, nominal value (pound)0.01 each
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    29665W104
         --------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William N. Dye
                            Willkie Farr & Gallagher
                                35 Wilson Street
                                 London EC2M 2SJ
                                     England
                              (011) 44-171-696-9060

                                  March 4, 1999
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 29665W104                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Ventures, L.P.                      I.D. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a) [ ]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS *                                                 OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0 Ordinary Shares
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 Ordinary Shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 Ordinary Shares
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES  *                       [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *                           PN
----------- --------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 29665W104                                            Page 3 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a) [ ]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS *                                        N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)    [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                 New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0 Ordinary Shares
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 Ordinary Shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 Ordinary Shares
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES  *   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *                                        PN
----------- --------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 29665W104                                            Page 4 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Co., LLC                     I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a) [ ]
                                                                    (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS *                                        N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)      [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                     New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0 Ordinary Shares
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 Ordinary Shares
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 Ordinary Shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0 Ordinary Shares
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES  *  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON *                                   OO
----------- --------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 22, 1998 (the "Initial Filing"), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on November 2, 1998, Amendment No. 2 to the Schedule 13D filed with the SEC on November 12, 1998, Amendment No. 3 to the Schedule 13D filed with the SEC on November 24, 1998 and Amendment No. 4 to the Schedule 13D filed with the SEC on December 10, 1998 (collectively with the Initial Filing, the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the Ordinary Shares, nominal value (pound)0.01 each (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company organized under the laws of England and Wales, whose principal executive office is located at Minerva House, Valpy Street, Reading, RG1 1AR, United Kingdom.

     This statement is being filed by the Reporting Entities (as defined in the Initial Filing). The Schedule 13D is supplementally amended as set forth herein.

Item 5. Interest in Securities of the Issuer.

     Item 5(e) of the Schedule 13D is hereby amended to add the following:

     In connection with the offer (the "Exchange Offer") made by Bear, Stearns & Co. Inc. and Bear, Stearns International Limited, on behalf of Global TeleSystems Group, Inc. ("GTS"), to acquire all of the Ordinary Shares (including all Ordinary Shares represented by American Depositary Shares), in exchange for shares of the Common Stock, par value $0.10 per share of GTS, Ventures tendered all of the Ordinary Shares held by it. On March 4, 1999, the Exchange Offer was completed and accordingly, on that date, Ventures ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: March 9, 1999                     WARBURG, PINCUS VENTURES, L.P.

                                         By: Warburg, Pincus & Co.,
                                         General Partner



                                         By: /s/Stephen Distler
                                             ----------------------
                                         Stephen Distler
                                         Partner


Dated: March 9, 1999                     WARBURG, PINCUS & CO.



                                         By: /s/ Stephen Distler
                                             -----------------------
                                         Stephen Distler
                                         Partner


Dated: March 9, 1999                     E.M. WARBURG, PINCUS & CO., LLC



                                         By: /s/ Stephen Distler
                                             -----------------------
                                         Stephen Distler
                                         Member



                                   Page 6 of 6